SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 502003 10 6	Page 2 of 15 Pages

1.	Names of Reporting Persons. Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 950,980

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 950,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
950,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 3 of 15 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 80,400

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 80,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
80,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 4 of 15 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 80,400

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 80,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
80,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 502003 10 6	Page 5 of 15 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 870,580

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 870,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
870,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.6%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 6 of 15 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 870,580

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 870,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
870,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.6%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 502003 10 6	Page 7 of 15 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 619,583

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 619,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
619,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.3%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 502003 10 6	Page 8 of 15 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 250,997

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 250,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,997

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.3%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 9 of 15 Pages

Item 1.	Security and Issuer

                 This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer").  The address of the Issuer's principal executive office is The Bank of New York Mellon Trust Company, N.A., Trustee ("Trustee"), Global Corporate Trust, 919 Congress Avenue, Austin, Texas, 78701.

Item 2.	Identity and Background

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Wasiak, RMC, and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

               Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 52 Vanderbilt Avenue, New York, New York 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT and Robotti & Company included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                      The aggregate purchase price of the 80,400 Units held by Robotti & Company is $195,679.29 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                The aggregate purchase price of the 619,583 Units held by RIC is $1,439,208.43 (including brokerage fees and expenses).  All of the Units beneficially held by RIC were paid for using its working capital.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 10 of 15 Pages

The aggregate purchase price of the 250,997 Units held by RI is $642,485.12 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

Item 4.	Purpose of Transaction

(a)-(j). The Units has been acquired by the Reporting Persons for investment purposes. The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

                The Reporting Persons may acquire additional Units, dispose all or some of these Units from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Units, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and the Trustee for the Issuer about maximizing the value of their Units.

                Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

                On October 21, 2008, Robotti & Company, LLC, The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P. (together, the "Owners") sent a letter ("October 21 Letter") to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust ("Trustee").

                In the letter, the Owners called upon the Trustee to delay the sale of the Trust's assets and only to proceed if it receives a bid that reflects the intrinsic value which the Owners believe is a multiple of the Trust's current capitalization of $23 million.  In addition, the Owners requested the Trustee to call a meeting of Unit holders for the purpose of amending the Trust Agreement to extend the term of the Trust for an additional three years.

In the October 21 Letter the Owners also:

1. outlined the bases for their estimated that the Trust's Net Profit Interest in the Jay Field was worth in the range of $63.8 million to $93 million at $64 to $67 per barrel oil;

2. outlined the estimated increase in value of the Trust's Net Profit Interest in the Jay Field for oil at greater than $64 to $67 per barrel;

                                3.  outlined the results of a new oil well, the Douglas Polk Etal #41-1, which was the most productive well in the entire Jay Field during July and August 2008 and urged the Trustee to investigate additional increased drilling activity in the Jay Field which may increase the value of the Trust's Jay Field Net Profit Interest;

                                4  discussed a study prepared for the U.S. Department of Energy in 2006 that stated that the Jay Field was a favorable candidate for CO2-Enhanced Oil Recovery which could increase potential recovery in the Field by 20% of the original oil in place; and

5. questioned the status of insurance claims relating to the Trust's South Pass 89 and Offshore Louisiana assets by Hurricane Rita and Katrina in 2005.

A copy of the October 21 Letter is attached hereto as Exhibit 2 and incorporated

                Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. 502003 10 6				Page 11 of 15 Pages

Item 5.	Interest in Securities of the Issuer

                (a)-(b) As of October 23, 2008, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)	950,980	0	950,980	5.01%
ROBT (1)(2)	80,400	0	80,400	**
Robotti & Company (1)	80,400	0	80,400	**
Wasiak (1)(3)(4)	870,580	0	870,580	4.58%
RMC (1)(3)(4)	870,580	0	870,580	4.58%
RIC (1)	619,583	0	619,583	3.26%
RI (1)	250,997	0	250,997	1.32%

                 *  Based on 18,991,304 Units of Beneficial Interest outstanding as of July 28, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2008.

                 *  Less than one percent.

                (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
                (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 80,400 Units owned by the discretionary customers of Robotti & Company.
                (3) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 619,583 Units owned by RIC.
                (4) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 250,997 Units owned by RI.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC and RI in the open market.

Transactions in Units Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Units	Buy/Sell	Price Per Unit

RIC	08/22/2008	1,000	BUY	$2.00
RIC	08/26/2008	3,738	BUY	$1.9956
RI	08/26/2008	1,602	BUY	$1.9956
RIC	08/27/2008	2,450	BUY	$1.9943
RI	08/27/2008	1,050	BUY	$1.9943
RIC	08/28/2008	1,540	BUY	$2.00
RI	08/28/2008	660	BUY	$2.00

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 12 of 15 Pages

RIC	08/29/2008	1,750	BUY	$2.00
RI	08/29/2008	750	BUY	$2.00
RIC	09/03/2008	7,000	BUY	$1.945
RI	09/03/2008	3,000	BUY	$1.945
RIC	09/04/2008	3,780	BUY	$1.9707
RI	09/04/2008	1,620	BUY	$1.9707
RIC	09/05/2008	2,520	BUY	$1.9889
RI	09/05/2008	1,080	BUY	$1.9889
RIC	09/08/2008	3,500	BUY	$1.9405
RI	09/08/2008	1,500	BUY	$1.9405
RIC	09/09/2008	9,450	BUY	$1.8776
RI	09/09/2008	4,050	BUY	$1.8776
RIC	09/11/2008	3,500	BUY	$1.87
RI	09/11/2008	1,500	BUY	$1.87
RIC	09/12/2008	9,000	BUY	$1.8192
RI	09/12/2008	3,915	BUY	$1.8192
RIC	09/15/2008	7,000	BUY	$1.80
RI	09/15/2008	3,000	BUY	$1.80
RIC	09/16/2008	21,700	BUY	$1.6993
RI	09/16/2008	9,400	BUY	$1.6993
RIC	09/17/2008	2,520	BUY	$1.6878
RI	09/17/2008	1,080	BUY	$1.6878
RIC	09/26/2008	7,840	BUY	$1.77
RI	09/26/2008	3,360	BUY	$1.77
RIC	09/29/2008	7,700	BUY	$1.6936
RI	09/29/2008	3,300	BUY	$1.6936
RIC	09/30/2008	10,430	BUY	$1.7067
RI	09/30/2008	4,470	BUY	$1.7067
RIC	10/01/2008	6,580	BUY	$1.6643
RI	10/01/2008	2,820	BUY	$1.6643
RIC	10/02/2008	3,280	BUY	$1.65
RI	10/02/2008	1,576	BUY	$1.65
RIC	10/03/2008	6,000	BUY	$1.693
RI	10/03/2008	2,644	BUY	$1.693
RIC	10/09/2008	4,754	BUY	$1.0092
RI	10/09/2008	2,038	BUY	$1.0092
RIC	10/20/2008	3,500	BUY	$1.1918
RI	10/20/2008	1,500	BUY	$1.1918

(d)

Robotti & Company's discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Units owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)			Not Applicable.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 13 of 15 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of October 23, 2008 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith:

1.             Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.             Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	October 23, 2008

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Kenneth R. Wasiak

	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 15 of 15 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.  The business address of each person is:

Robotti & Company, Incorporated and Robotti & Company, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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